UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 10 November 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Q1 FY17
PRODUCTION RESULTS

FOR THE THREE MONTHS ENDED
30 SEPTEMBER 2016





KEY FEATURES – QUARTER ON QUARTER

- Received numerous industry safety awards at 2016 MineSAFE ceremony

- 10% increase in gold production

- Production profit of R1.4 billion (US$97 million)

- R850 million (US$60 million) free operational cash flow

- 51% decrease in net debt from R1 083 million to R528 million (49% decrease from US$74 million to US$38 million)

- R5.25 billion recorded in revenue – highest ever (US$374 million)

- Currency and gold hedges realise R240 million (US$17 million) in profits

- Acquired full ownership of Hidden Valley in PNG

		September 2016 quarter	June 2016 quarter	Q-on-Q variance %
Gold produced	kg	**8 630**	7 880	10
	oz	**277 461**	253 349	10
Underground grade	g/t	**5.01**	4.75	5
Gold price received	R/kg	**605 224**	608 316	(1)
	US$/oz	**1 339**	1 262	6
Cash operating costs	R/kg	**448 117**	437 925	(2)
	US$/oz	**991**	909	(9)
Total costs and capital	R/kg	**515 776**	512 829	(1)
	US$/oz	**1 141**	1 064	(7)
All-in sustaining costs	R/kg	**516 116**	521 738	1
	US$/oz	**1 142**	1 083	(5)
Production profit	R million	**1 369**	1 357	1
	US$ million	**97**	91	7
Cash operating margin	%	**16**	17	
Exchange rate	R/US$	**14.06**	14.99	(6)

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

1. OVERVIEW

We had a very good start to the new financial year, with increased production, even stronger cash flows and a quarter in which we returned money to shareholders by way of a dividend.

In support of our strategy to grow and improve the quality of our gold ounces, we acquired the other half of the Hidden Valley mine in Papua New Guinea (PNG) and submitted the special mining lease application in support of the Golpu project.

We recorded our highest ever quarterly revenue of R5.25 billion, a 9% increase quarter on quarter (16% increase to US$374 million). The operations generated positive free cash flow of R850 million (US$60 million), allowing us to reduce net debt by 51% from R1 083 million to R528 million (reduced by 49% from US$74 million to US$38 million), after paying a dividend of R218 million (US$16 million).

2. SAFETY AND HEALTH

We are committed to creating a culture where safety and health is our first priority. Despite our combined efforts, two of our colleagues tragically lost their lives in mine related accidents.

The causes of all accidents are investigated and analysed thoroughly by our own safety personnel in conjunction with the authorities and employee representatives, and lessons learned are rigorously applied.

We will persist with our safety training and awareness campaigns to ensure a safe working place.

As regards occupational lung diseases, the Silicosis Working Group, initiated by the gold mining companies, continues to work on a sustainable, all-inclusive and comprehensive solution for the current and legacy dilemmas. See www.oldcollab.co.za for more information.

During the quarter, three of Harmony's operating units – the Asset Management Forum, Kusasalethu and Kalgold – received awards for second, third and fourth places respectively in the Best Improved Safety Performance category at the 2016 MineSAFE awards ceremony. Another three business units – Joel, Bambanani, and Kalgold – came second, third and fourth respectively in the Best Safety Performance category. In addition, our health hubs healthcare model was awarded third place in the Medical/Wellness category.

3. OPERATIONAL RESULTS

Quarter on quarter gold production increased by 10% to 8 630kg compared to 7 880kg in the previous quarter. When comparing actual performance against planned performance, our operations performed in line with or exceeded their plans, with Target 1 being the only exception.

Underground recovered grade increased by 5.5% quarter on quarter to 5.01g/t. Development grades at all operations – except for Target 1 – are in line with expectations and support the expected grade in the life-of-mine plan. At Kusasalethu, better than expected grades were intersected during the quarter.

At Target 1, unstable ground conditions hampered further mining in the higher grade areas. Action plans include an increased focus on development to ensure that mining flexibility improves. Higher grade is only expected by the third quarter of the financial year.

Cash operating costs for the September 2016 quarter increased by 12% quarter on quarter in Rand terms (19% increase in US dollar terms), mainly due to an increase in labour costs (bonuses and annual wage increases) and higher electricity costs (winter tariffs).

The all-in sustaining cost for the group remained stable with a 1% decrease to R516 116/kg (5% increase to US$1 142/oz), despite the seasonal effect of winter electricity tariffs.

4. HEDGING ACTIVITY

Currency hedging

The foreign currency hedging is in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rands. The nominal value of the hedging contracts as at 30 September 2016 was US$458 million. The hedging contracts are spread over a 12 month period, and are summarised as follows:

	Q2FY17	Q3FY17	Q4FY17	Q1FY18
Sold call options				
Nominal	US$125 million	US$112 million	US$146 million	US$75 million
Average strike price	R18.57	R18.59	R17.38	R16.37
Lowest strike price	R17.93	R17.93	R16.21	R16.21
Highest strike price	R19.08	R19.08	R18.28	R16.50
Purchased put options				
Nominal	US$125 million	US$112 million	US$146 million	US$75 million
Average strike price	R15.56	R15.56	R15.47	R15.01
Lowest strike price	R15.40	R15.40	R14.85	R14.85
Highest strike price	R15.80	R15.80	R16.10	R15.15

During the September 2017 quarter, a gain of R183 million (US$13 million) was realised on the contracts that matured.

Currency hedge (spot vs floor and cap)



Gold hedging

Gold hedging is in the form of short-term gold forward sale contracts with a maximum term of 24 months. The nominal value hedged at 30 September 2016 was 424 000 ounces, representing approximately 20% of our total production. The breakdown of gold forward sale contracts entered into are as follows:

		Q1	Q2	Q3	Q4
FY17	Kgs		1 680	1 680	1 680
	Average R/kg		R648 871	R660 632	R673 143
FY18	Kgs	1 680	1 680	1 680	1 680
	Average R/kg	R686 131	R699 540	R712 982	R727 765
FY19	Kgs	1 431			
	Average R/kg	R709 785			

During the September 2016 quarter (FY17 Q1), a gain of R57 million (US$4 million) was realised on the contracts that matured.

Gold hedge (average hedge price vs spot gold price)



5. GOLPU

An application for a special mining lease and associated ancillary tenements was lodged with the Mineral Resources Authority on 25 August 2016. We continue to further research environmentally responsible options for a terrestrial tailings facility, and deep sea tailings placement options.

6. MINERAL AND PETROLEUM RESOURCES DEVELOPMENT BILL AND NEW DRAFT MINING CHARTER

Harmony continues to participate in discussions to influence the final outcome of the legislation applicable to its mining tenure.

7. ACQUISITION OF HIDDEN VALLEY

Harmony continuously investigates opportunities to increase its production and reserves. Its acquisition of Newcrest's 50% share in Hidden Valley and the surrounding tenement package in PNG is in line with the company's overall aspiration to increase its annual production profile to 1.5Moz within three years. The transaction became unconditional on 25 October 2016.

The mine has the potential to contribute approximately 180 000oz of gold per annum to Harmony's production profile, at an all-in sustaining cost of less than US$950/oz once fully recommissioned.

Hidden Valley has an attractive reserve (Au 1.4Moz, Ag 27Moz) with near certain extension within the current open pit resource (Au 4.9Moz, Ag 73Moz), an established quality management team, a stable workforce and strong community support.

Harmony plans to invest and develop stages 5 and 6 of the mine initially, mining approximately 1.2Moz of gold and 18Moz of silver over a period of seven years. The capital investment required of up to US$180 million – consisting of mine development, new equipment and infrastructure – is expected to be completed by the latter half of calendar 2018, after which, the operation will have an all-in sustaining cost of less than US$950/oz based on current estimates.

With brownfields prospecting in tenements surrounding Hidden Valley, it is possible that production could continue for many more years with new and potentially small satellite mines delivering their ore to the Hidden Valley processing plant.

Prior to the full acquisition of Hidden Valley, budgets for FY17 had been based on the processing of lower grade stockpiles together with limited ore from Hamata, to be followed by the operation's entering care and maintenance. Following the acquisition in September 2016, the FY17 budget for Hidden Valley was revised (applicable from October 2016 onwards) with the following key elements:

- Planned production at steady state of about 180 000oz of gold and 3Moz of silver

- Life-of-mine production of 1.2Moz gold and 18Moz of silver

- Recovered grade of 1.4g/t to 1.5g/t and silver at approximately 20g/t to 23g/t

- Milling rate of about 4Mt per annum

- Mining rate ramps up to 28Mt per annum

- Resume waste stripping at Stage 5

- Investment in additional and replacement mobile fleet

- Process stockpiles and Hamata ore to June 2017 followed by a five-month mill shut down

- Progress maintenance and upgrade projects planned during the shut down

- Recruit personnel to operate and maintain additional fleet trucks

Currently a five-month ore gap is expected from July 2017 to November 2017 in FY18. This ore gap will enable a major plant shutdown for upgrades and maintenance projects. Reducing this ore gap remains the biggest opportunity to increase our gold ounces at Hidden Valley and is receiving a high level of attention and management focus.

8. CONCLUSION

Harmony's aspiration is to grow our production to approximately 1.5Moz annually and to increase our profitability within the next three years by:

- growing, nurturing and developing our core assets

- harvesting operations that are high cost and have a short life

- expanding in South Africa, into Africa and in Papua New Guinea

- exploring organic growth opportunities

We understand the significant impact our company has on the lives of people, on the communities that surround our mines, on the environment, and on the economic well-being of the countries in which we operate. We also understand that we are custodians of shareholders' trust to optimise their investment in the company. Safe gold production – combined with higher gold prices – means stronger margins.

Our commitment to our stakeholders is to ensure that we meet our safety and production targets. We are off to a good start and intend maintaining the momentum to achieve in line with our plans. We are well on track to achieve our annual production guidance of 1.05Moz.

SHARE PRICE DATA FOR THE QUARTER ENDED 30 SEPTEMBER 2016

Number of shares in issue:		Share price – JSE	
– at 30 September 2016	437 479 029	Trading range	R66.65 – R45.72
– at 30 June 2016	437 299 479	Average volume traded	2 030 206
Free float	100%	**ADR price – NYSE**	
ADR ratio	1:1	Trading range	US$4.00 – US$4.50
Bloomberg/Reuters code	HAR:SJ/HARJ.J	Average volume traded	4 761 490

Market capitalisation

ZAR at 30 September 2016	R21 218m
ZAR at 30 June 2016	R22 945m
US$ at 30 September 2016	US$1 543m
US$ at 30 June 2016	US$1 567m

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and PNG. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include one open pit mine and several exploration tenements in PNG, as well as nine underground mines and one open pit operation and several surface sources in South Africa. In addition, we own 50% of the significant Golpu project in a joint venture in PNG.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

Our Integrated Annual Report 2016 tells the story of Harmony for our 2016 financial year (FY16) from 1 July 2015 to 30 June 2016. We aim to show readers what Harmony has done and achieved, what we plan to do and achieve in the future and how we intend to get there. The report reflects on our journey in FY16 – we explain our external and internal environments, our strategy and business model, together with our objectives and how we performed against these. All of our annual reports are available as pdfs at www.har.co.za, our reporting website, and can also be accessed via our corporate website, www.harmony.co.za.

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC)

		Three months ended	South Africa – underground production							
			Tshepong	Phakisa	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	
Ore milled	- t'000	Sep-16	**275**	**186**	**63**	**141**	**157**	**193**	**162**	
		Jun-16	280	167	49	143	154	199	141	
Yield	- g/tonne	Sep-16	**4.65**	**6.34**	**12.27**	**4.97**	**4.10**	**2.66**	**6.92**	
		Jun-16	4.64	6.10	10.90	4.04	4.25	3.42	6.56	
Gold produced	- kg	Sep-16	**1 278**	**1 179**	**773**	**701**	**644**	**514**	**1 121**	
		Jun-16	1 299	1 019	534	578	654	681	925	
Gold sold	- kg	Sep-16	**1 275**	**1 176**	**771**	**730**	**663**	**481**	**1 146**	
		Jun-16	1 300	1 020	535	550	667	677	914	
Gold price received	- R/kg	Sep-16	**604 205**	**604 440**	**605 070**	**604 422**	**608 148**	**607 507**	**607 729**	
		Jun-16	608 495	609 494	609 436	610 773	608 934	607 437	607 037	
Revenue	(R'000)	Sep-16	**770 361**	**710 822**	**466 509**	**441 228**	**403 202**	**292 211**	**696 457**	
		Jun-16	791 043	621 684	326 048	335 925	406 159	411 235	554 832	
Cash operating cost	(R'000)	Sep-16	**554 114**	**455 655**	**234 863**	**254 126**	**305 621**	**348 099**	**543 436**	
		Jun-16	503 920	371 642	204 199	225 747	277 620	331 121	481 663	
Inventory movement	(R'000)	Sep-16	**734**	**(1 172)**	**(2 151)**	**14 230**	**4 342**	**(18 169)**	**13 616**	
		Jun-16	(849)	(710)	1 585	(11 478)	(856)	(4 117)	(12 447)	
Operating costs	(R'000)	Sep-16	**554 848**	**454 483**	**232 712**	**268 356**	**309 963**	**329 930**	**557 052**	
		Jun-16	503 071	370 932	205 784	214 269	276 764	327 004	469 216	
Production profit	(R'000)	Sep-16	**215 513**	**256 339**	**233 797**	**172 872**	**93 239**	**(37 719)**	**139 405**	
		Jun-16	287 972	250 752	120 264	121 656	129 395	84 231	85 616	
Capital expenditure	(R'000)	Sep-16	**97 629**	**78 340**	**20 652**	**57 540**	**46 928**	**72 825**	**70 952**	
		Jun-16	89 822	87 584	29 251	51 134	57 014	79 588	104 982	
Cash operating costs	- R/kg	Sep-16	**433 579**	**386 476**	**303 833**	**362 519**	**474 567**	**677 235**	**484 778**	
		Jun-16	387 929	364 712	382 395	390 566	424 495	486 228	520 717	
Cash operating costs	- R/tonne	Sep-16	**2 015**	**2 450**	**3 728**	**1 802**	**1 947**	**1 804**	**3 355**	
		Jun-16	1 800	2 225	4 167	1 579	1 803	1 664	3 416	
Cash operating cost and capital	- R/kg	Sep-16	**509 971**	**452 922**	**330 550**	**444 602**	**547 436**	**818 918**	**548 071**	
		Jun-16	457 076	450 663	437 172	479 033	511 673	603 097	634 211	
Operational free cash flow margin[1]	%	Sep-16	**15%**	**25%**	**45%**	**29%**	**13%**	**-44%**	**12%**	
		Jun-16	25%	26%	28%	18%	18%	0%	-6%	

[1] *Excludes run-of-mine costs for Kalgold (September 2016: -R1.384m; June 2016: -R0.146m) and Hidden Valley (September 2016: R48.714m; June 2016: R11.781m)*

	Masimong	Unisel	Total Underground	South Africa – surface production				Total South Africa	Papua New Guinea	Total Harmony
				Phoenix	Dumps	Kalgold	Total Surface		Hidden Valley	
	176	**113**	**1 466**	**1 695**	**761**	**389**	**2 845**	**4 311**	**473**	**4 784**
	167	102	1 402	1 571	796	390	2 757	4 159	454	4 613
	3.58	**4.51**	**5.01**	**0.14**	**0.32**	**0.85**	**0.28**	**1.89**	**1.00**	**1.80**
	3.54	3.64	4.75	0.13	0.31	0.78	0.27	1.78	1.05	1.71
	630	**510**	**7 350**	**238**	**242**	**329**	**809**	**8 159**	**471**	**8 630**
	592	371	6 653	197	250	305	752	7 405	475	7 880
	628	**508**	**7 378**	**246**	**241**	**338**	**825**	**8 203**	**478**	**8 681**
	593	371	6 627	195	255	332	782	7 409	528	7 937
	604 443	**604 974**	**605 544**	**601 171**	**608 336**	**605 388**	**604 992**	**605 489**	**600 686**	**605 224**
	607 811	608 377	608 581	608 297	607 259	607 599	607 662	608 484	605 955	608 316
	379 590	**307 327**	**4 467 707**	**147 888**	**146 609**	**204 621**	**499 118**	**4 966 825**	**287 128**	**5 253 953**
	360 432	225 708	4 033 066	118 618	154 851	201 723	475 192	4 508 258	319 944	4 828 202
	296 560	**219 991**	**3 212 465**	**95 236**	**118 288**	**150 339**	**363 863**	**3 576 328**	**290 919**	**3 867 247**
	279 081	195 643	2 870 636	85 333	113 632	143 520	342 485	3 213 121	237 725	3 450 846
	(130)	**(1 221)**	**10 079**	**4 754**	**1 393**	**4 778**	**10 925**	**21 004**	**(2 965)**	**18 039**
	(849)	266	(29 455)	(2 321)	2 469	19 199	19 347	(10 108)	29 882	19 774
	296 430	**218 770**	**3 222 544**	**99 990**	**119 681**	**155 117**	**374 788**	**3 597 332**	**287 954**	**3 885 286**
	278 232	195 909	2 841 181	83 012	116 101	162 719	361 832	3 203 013	267 607	3 470 620
	83 160	**88 557**	**1 245 163**	**47 898**	**26 928**	**49 504**	**124 330**	**1 369 493**	**(826)**	**1 368 667**
	82 200	29 799	1 191 885	35 606	38 750	39 004	113 360	1 305 245	52 337	1 357 582
	26 274	**16 965**	**488 105**	**2 479**	**52 835**	**17 016**	**72 330**	**560 435**	**23 468**	**583 903**
	32 081	16 721	548 177	3 068	13 021	7 588	23 677	571 854	18 389	590 243
	470 730	**431 355**	**437 070**	**400 151**	**488 793**	**456 957**	**449 769**	**438 329**	**617 662**	**448 117**
	471 421	527 340	431 480	433 162	454 528	470 557	455 432	433 912	500 474	437 925
	1 685	**1 947**	**2 191**	**56**	**155**	**386**	**128**	**830**	**615**	**808**
	1 671	1 918	2 048	54	143	368	124	773	524	748
	512 435	**464 620**	**503 479**	**410 567**	**707 120**	**508 678**	**539 176**	**507 018**	**667 488**	**515 776**
	525 611	572 410	513 875	448 736	506 612	495 436	486 918	511 138	539 187	512 829
	15%	**23%**	**17%**	**34%**	**-17%**	**18%**	**12%**	**17%**	**7%**	**16%**
	14%	6%	15%	25%	18%	25%	23%	16%	24%	17%

OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL)

		Three months ended	South Africa – underground production						
			Tshepong	**Phakisa**	**Bambanani**	**Joel**	**Doornkop**	**Target 1**	**Kusasalethu**
Ore milled	- t'000	Sep-16	**303**	**205**	**69**	**155**	**173**	**213**	**179**
		Jun-16	309	184	54	158	170	219	155
Yield	- oz/tonne	Sep-16	**0.136**	**0.185**	**0.360**	**0.145**	**0.120**	**0.078**	**0.201**
		Jun-16	0.135	0.178	0.318	0.118	0.124	0.100	0.192
Gold produced	- oz	Sep-16	**41 089**	**37 906**	**24 852**	**22 538**	**20 705**	**16 525**	**36 041**
		Jun-16	41 764	32 762	17 168	18 583	21 027	21 895	29 739
Gold sold	- oz	Sep-16	**40 992**	**37 809**	**24 788**	**23 470**	**21 316**	**15 464**	**36 845**
		Jun-16	41 796	32 794	17 201	17 683	21 445	21 766	29 386
Gold price received	- $/oz	Sep-16	**1 336**	**1 337**	**1 338**	**1 337**	**1 345**	**1 344**	**1 344**
		Jun-16	1 263	1 265	1 265	1 267	1 264	1 260	1 260
Revenue	($'000)	Sep-16	**54 781**	**50 547**	**33 174**	**31 376**	**28 672**	**20 779**	**49 526**
		Jun-16	52 775	41 476	21 752	22 411	27 097	27 436	37 016
Cash operating cost	($'000)	Sep-16	**39 404**	**32 402**	**16 702**	**18 071**	**21 733**	**24 754**	**38 644**
		Jun-16	33 620	24 794	13 623	15 060	18 522	22 091	32 134
Inventory movement	($'000)	Sep-16	**52**	**(83)**	**(153)**	**1 012**	**309**	**(1 292)**	**968**
		Jun-16	(57)	(47)	106	(766)	(57)	(275)	(830)
Operating costs	($'000)	Sep-16	**39 456**	**32 319**	**16 549**	**19 083**	**22 042**	**23 462**	**39 612**
		Jun-16	33 563	24 747	13 729	14 294	18 465	21 816	31 304
Production profit	($'000)	Sep-16	**15 325**	**18 228**	**16 625**	**12 293**	**6 630**	**(2 683)**	**9 914**
		Jun-16	19 212	16 729	8 023	8 117	8 632	5 620	5 712
Capital expenditure	($'000)	Sep-16	**6 942**	**5 570**	**1 469**	**4 092**	**3 337**	**5 178**	**5 045**
		Jun-16	5 991	5 843	1 952	3 411	3 804	5 309	7 004
Cash operating costs	- $/oz	Sep-16	**959**	**855**	**672**	**802**	**1 050**	**1 498**	**1 072**
		Jun-16	805	757	794	810	881	1 009	1 081
Cash operating costs	- $/tonne	Sep-16	**130**	**158**	**242**	**117**	**126**	**116**	**216**
		Jun-16	109	135	252	95	109	101	207
Cash operating cost and capital	- $/oz	Sep-16	**1 128**	**1 002**	**731**	**983**	**1 211**	**1 811**	**1 212**
		Jun-16	948	935	907	994	1 062	1 251	1 316
Operational free cash flow margin[1]	%	Sep-16	**15%**	**25%**	**45%**	**29%**	**13%**	**-44%**	**12%**
		Jun-16	25%	26%	28%	18%	18%	0%	-6%

[1]Excludes run-of-mine costs for Kalgold (September 2016: -US$0.98m; June 2016: -US$0.10m) and Hidden Valley (September 2016: US$3. 464m; June 2016: US$0.786m)

	Masimong	Unisel	Total Underground	South Africa – surface production				Total South Africa	Papua New Guinea	Total Harmony
				Phoenix	Dumps	Kalgold	Total Surface		Hidden Valley	
	194	**125**	**1 616**	**1 869**	**839**	**429**	**3 137**	**4 753**	**522**	**5 275**
	184	112	1 545	1 732	878	430	3 040	4 585	501	5 086
	0.104	**0.131**	**0.146**	**0.004**	**0.009**	**0.025**	**0.008**	**0.055**	**0.029**	**0.053**
	0.103	0.107	0.138	0.004	0.009	0.023	0.008	0.052	0.030	0.050
	20 255	**16 397**	**236 308**	**7 652**	**7 780**	**10 578**	**26 010**	**262 318**	**15 143**	**277 461**
	19 033	11 928	213 899	6 334	8 038	9 806	24 178	238 077	15 272	253 349
	20 191	**16 333**	**237 208**	**7 909**	**7 748**	**10 867**	**26 524**	**263 732**	**15 368**	**279 100**
	19 065	11 928	213 064	6 269	8 198	10 674	25 141	238 205	16 976	255 181
	1 337	**1 338**	**1 339**	**1 330**	**1 346**	**1 339**	**1 338**	**1 339**	**1 329**	**1 339**
	1 261	1 262	1 263	1 262	1 260	1 261	1 261	1 263	1 257	1 262
	26 993	**21 854**	**317 702**	**10 516**	**10 426**	**14 551**	**35 493**	**353 195**	**20 418**	**373 613**
	24 046	15 058	269 067	7 914	10 331	13 458	31 703	300 770	21 345	322 115
	21 089	**15 644**	**228 443**	**6 772**	**8 411**	**10 691**	**25 874**	**254 317**	**20 687**	**275 004**
	18 619	13 052	191 515	5 693	7 581	9 575	22 849	214 364	15 860	230 224
	(9)	**(87)**	**717**	**338**	**99**	**340**	**777**	**1 494**	**(211)**	**1 283**
	(57)	18	(1 965)	(155)	165	1 281	1 291	(674)	1 994	1 320
	21 080	**15 557**	**229 160**	**7 110**	**8 510**	**11 031**	**26 651**	**255 811**	**20 476**	**276 287**
	18 562	13 070	189 550	5 538	7 746	10 856	24 140	213 690	17 854	231 544
	5 913	**6 297**	**88 542**	**3 406**	**1 916**	**3 520**	**8 842**	**97 384**	**(58)**	**97 326**
	5 484	1 988	79 517	2 376	2 585	2 602	7 563	87 080	3 491	90 571
	1 869	**1 206**	**34 708**	**177**	**3 757**	**1 210**	**5 144**	**39 852**	**1 669**	**41 521**
	2 141	1 115	36 570	205	869	507	1 581	38 151	1 227	39 378
	1 041	**954**	**967**	**885**	**1 081**	**1 011**	**995**	**969**	**1 366**	**991**
	978	1 094	895	899	943	976	945	900	1 039	909
	109	**125**	**141**	**4**	**10**	**25**	**8**	**54**	**40**	**52**
	101	117	124	3	9	22	8	47	32	45
	1 133	**1 028**	**1 114**	**908**	**1 564**	**1 125**	**1 193**	**1 121**	**1 476**	**1 141**
	1 091	1 188	1 066	931	1 051	1 028	1 010	1 061	1 119	1 064
	15%	**23%**	**17%**	**34%**	**-17%**	**18%**	**12%**	**17%**	**7%**	**16%**
	14%	6%	15%	25%	18%	25%	23%	16%	24%	17%

DIRECTORATE AND ADMINISTRATION

HARMONY GOLD MINING COMPANY LIMITED

Harmony Gold Mining Company Limited ("Harmony" or "Company") was incorporated and registered as a public company in South Africa on 25 August 1950

Registration number: 1950/038232/06

Corporate office

Randfontein Office Park
PO Box 2, Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa

Telephone: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS

PT Motsepe* (chairman)
FFT De Buck*^ (lead independent director)
JM Motloba*^ (deputy chairman)
PW Steenkamp (chief executive officer)
F Abbott (financial director)
JA Chissano*[1]^
KV Dicks*^
Dr DSS Lushaba*^
CE Markus*^
HE Mashego**
M Msimang*^
KT Nondumo*^
VP Pillay*^
JL Wetton*^
AJ Wilkens*

*   Non-executive
**Executive
^   Independent
[1]   Mozambican

INVESTOR RELATIONS

E-mail: harmonyIR@harmony.co.za

Marian van der Walt

Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

COMPANY SECRETARY

Riana Bisschoff

Telephone: +27 11 411 6020
Fax: +27 11 696 9734
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za

TRANSFER SECRETARIES

Link Market Services South Africa (Proprietary) Limited

(Registration number 2000/007239/07)
13th Floor, Rennie House,
Ameshoff Street, Braamfontein
PO Box 4844
Johannesburg, 2000
South Africa

Telephone: +27 86 154 6572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 2450

ADR* DEPOSITARY

Deutsche Bank Trust Company Americas c/o American Stock Transfer and Trust Company

Peck Slip Station
PO Box 2050
New York, NY 10272-2050
E-mail queries: db@amstock.com

Toll free: +1-800-937-5449
Int: +1-718-921-8137
Fax: +1-718-765-8782

ADR: American Depositary Receipts

SPONSOR

JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146

Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc.: HMY
Berlin Stock Exchange: HAM1
ISIN: ZAE 000015228

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words "targets", "believes", "expects", "aims" "intends" "will", "may", "anticipates", "would", "should", "could", "estimates", "forecast", "predict", "continue" or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the group's insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the company's latest Integrated Annual Report on Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

NOTES

NOTES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director